Filed by Banner Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Skagit Bancorp, Inc.

Commission File No.: 000-26584

Date: July 27, 2018

The following letter was sent to the shareholders of Skagit Bancorp, Inc. on July 27, 2018:

Dear Shareholders,

The Board of Directors of Skagit Bancorp, Inc. (“Skagit”) is pleased to advise you that it unanimously has approved a definitive agreement dated July 25, 2018 with Banner Corporation, (“Banner”), whereby (i) Skagit will merge with and into Banner (the “Merger”) with Banner as the surviving entity and (ii) Skagit Bank, the wholly owned subsidiary of Skagit, will merge with and into Banner Bank, the wholly owned subsidiary of Banner. The terms of the Merger call for you to receive 5.6664 shares of Banner common stock in exchange for each share of Skagit common stock that you own of record.

Banner Corporation is the holding company of Banner Bank, headquartered in Walla Walla, Washington, with $10.4 billion in total assets as of June 30, 2018. Banner operates 177 full-service branches in Washington, Oregon, California and Idaho. The combination of Skagit Bank and Banner Bank will provide our customers with an expanded range of products and services as well as opportunities for our employees.

The Merger enables our shareholders to receive a premium on their investment and the liquidity of a publicly traded stock, which has been paying a regular cash dividend. Your Board of Directors carefully considered our available strategic alternatives as well as potential future opportunities. As a community bank in today’s challenging regulatory and technological environment, your Board concluded that our best option is to partner with Banner, a larger bank with a similar culture and enhanced prospects. The banking philosophy that Banner shares with us will enable the merged bank to not only maintain but to enhance our commitment to provide a high level of personal service.

The Merger is subject to customary approvals from regulators and our shareholders and is expected to close in the fourth quarter of this year. In the future, you will receive a detailed proxy statement/prospectus which will describe the proposed Merger, give you additional information concerning Banner and the proposed Merger, and notify you of the date for our shareholder meeting to vote on the Merger.

Enclosed is a copy of the joint news announcement regarding the Merger. Please feel free to call us directly with any questions. We sincerely appreciate your loyal support.

Sincerely,

Cheryl R. Bishop	Daniel Peth
Chief Executive Officer	Chairman of the Board

Enclosure

[Legends are excerpted at the end of this filing]

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Important Additional Information and Where to Find It

In connection with the proposed acquisition of Skagit, Banner will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Banner’s common stock to be issued in connection with the merger.  The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Skagit seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BANNER, SKAGIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Banner with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Banner’s website at http://investor.bannerbank.com/Docs or upon written request to Banner Corporation, Attn: Investor Relations, 10 South First Avenue, Walla Walla, Washington 99362 or by calling (509) 527-3636.